abrdn Global Dynamic Dividend Fund

1900 Market Street, Suite 200

Philadelphia, PA 19103

(215) 405-5700

November 4, 2025

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	abrdn Global Dynamic Dividend Fund (the “Fund”); 1940 Act File Number 811-21901

Request for Withdrawal of Registration Statement Filed on Form N-2 (1933 Act File Number 333-289796).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant respectfully requests withdrawal of the Fund’s Registration Statement filed via EDGAR on Form N-2 on August 22, 2025 (Accession No. 0001104659-25-081881), as amended on October 10, 2025 (Accession No. 0001104659-25-098751) (collectively, the “N-2”).

The N-2 was properly filed under both the Investment Company Act of 1940 (“1940 Act”) and 1933 Act, however, given the U.S. government shutdown that began on October 1, 2025 and continues to persist, the SEC will not be able to accelerate the effectiveness of the N-2 during the shutdown. To minimize a delay in effectiveness of a registration statement for the Fund, the Fund has filed a materially identical registration statement on Form N-2 under the 1940 Act and 1933 Act that became effective on October 30, 2025 (1933 Act File Number 333-290833), in accordance with the provisions of Section 8(a) of the 1933 Act.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-2.

Should you have any questions regarding this filing, please contact Bill Bielefeld at Dechert LLP at 202-261-3386.

Sincerely,

/s/ Megan Kennedy

Megan Kennedy

Secretary